FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.

Exact Name of Registrant as Specified in Charter

0001102913

Registrant CIK Number

Form 8-K, September 8, 2003, Series 2003-9

333-105982

Name of Person Filing the Document
(If Other than the Registrant)



03033865



PROCESSED

OCT 07 2003

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 3 , 2003

AMERIQUEST MORTGAGE
SECURITIES INC.

By:

Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

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* The Mortgage Loan Schedules have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.